DEUTSCHE BANK AKTIENGESELLSCHAFT

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Kevin W. Vaughn, Accounting Branch Chief, Office of Financial Services II
Division of Corporation Finance

October 13, 2015

Re:	Deutsche Bank Aktiengesellschaft
Form 20-F for Fiscal Year Ended December 31, 2014
Filed March 20, 2015
File No. 001-15242

Dear Mr. Vaughn,

We have received your letter, dated September 28, 2015, providing comments on our Form 20-F for the Fiscal Year Ended December 31, 2014.

We would like to inform you that, in our 2015 Form 20-F and going forward, we will provide disclosures addressing your request to provide additional information regarding our DeAWM division, in particular (i) a rollforward of assets under management by investment strategy and (ii) typical fee rates thereon.

Deutsche Bank Aktiengesellschaft acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please feel free to contact the undersigned Marcus Schenck (ph: +49(69)910-41880; fax: +49(69)910-32121; e-mail: marcus.schenck@db.com) or Mathias Otto (ph: +49(69)910-33962; fax: +49(69)910-38572; e-mail: mathias.otto@db.com).

Yours sincerely,

Deutsche Bank Aktiengesellschaft

/s/ Dr. Marcus Schenck	/s/ Mathias Otto
Dr. Marcus Schenck	Mathias Otto
Chief Financial Officer	Co-General Counsel Germany
Member of the Management Board